GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V.

March 25, 2010

VIA EDGAR TRANSMISSION

Mr. Lyn Shenk
Division of Corporation Finance
Securities and Exchange Commission
CF/AD5
100 F Street NE
Washington, D.C.  20549-3561

Dear Mr. Shenk:

In response to additional comments from the staff of the Securities and Exchange Commission (the “Staff”) to the annual report on Form 20-F filed on June 29, 2009 (the “20-F”) by the Pacific Airport Group (Grupo Aeroportuario del Pacífico, S.A.B. de C.V. or “GAP”) and to GAP’s responses dated January 15, 2010 and February 26, 2010, below please find a more detailed description of the intercompany transactions and segment information previously provided to the Staff.  Additionally, in our next annual report filed on Form 20-F, we will break out our smaller airports from our service companies in “other” when presenting “Information by Industry Segment” in the notes to our audited consolidated financial statements.

Intercompany Transactions:

GAP itself is a holding company that has subsidiaries operating each of our 12 airports.  GAP also has three employee service company subsidiaries.  The employee service companies are responsible for providing the entire labor force responsible for operating our airports.  The airport operating subsidiaries themselves do not directly employ any personnel.

GAP’s employee service companies are the following:

•	Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. (“SIAP”)
•	Corporativo de Servicios Aeroportuarios, S.A. de C.V. (“CORSA”)
•	Puerta Cero Parking, S.A. de C.V. (“PCP”)

Av. Mariano Otero No. 1249 ala B piso 6
Condominio WTC Torre Pacífico
Guadalajara, Jalisco C.P. 44530

SIAP:  SIAP was incorporated as a subsidiary of GAP in June 1998 to provide technical assistance and corporate services to our airport operating subsidiaries.  SIAP was set up as part of the Mexican Government’s privatization plan for the airports operated by us.

SIAP invoices our airports for three types of services:

a)
Management Personnel:  SIAP employs the senior management at GAP's corporate headquarters and at our airports, and charges our airport operating subsidiaries for these personnel-related costs according to each airport operating subsidiary’s individual performance.

b)
Technical Assistance:  As part of the privatization plan that was implemented by the Mexican Government in 1998, GAP’s strategic shareholder has the right and obligation to enter into various agreements with GAP and the Mexican government, including a participation agreement and a stockholders’ agreement.  In 1999, as a result of the participation agreement requirement, GAP entered into a 15-year technical assistance agreement with our strategic shareholder, Aeropuertos Mexicanos del Pacífico (“AMP”), under which AMP agreed to provide technical assistance in exchange for an annual fee.  Subsequent to January 1, 2002, the technical assistance fee has been equal to the greater of U.S.$ 4.0 million adjusted annually for inflation since August 25, 2000 (as measured by the U.S. consumer price index) or 5% of our annual consolidated income from operations (calculated prior to deducting the technical assistance fee and depreciation and amortization and in each case determined in accordance with Mexican Financial Reporting Standards).  Under this agreement, SIAP receives consulting services, technical assistance, and technological and industry knowledge and expertise to manage our airports.  SIAP then invoices our airport operating subsidiaries for the fee paid to AMP.

c)
Non-Unionized Workforce:  Our non-unionized employees were transferred to SIAP in May 2006.  These employees are assigned to work on-site at each of our airports, and the costs for these employees are billed by SIAP to each airport operating subsidiary on a monthly basis.

CORSA:  CORSA was incorporated as a subsidiary of GAP on November 8, 2007 and began operations in January 2008.  CORSA hired all unionized employees that had been previously employed by the airports.  CORSA’s employees work on-site at each of our airports.

PCP:  PCP was incorporated as a subsidiary of GAP on November 28, 2007 and began operations in January 2008.  PCP provides operating and administrative services for the airport parking lots that are part of our airport concessions.  PCP currently employs both non-unionized and unionized employees.

Av. Mariano Otero No. 1249 ala B piso 6
Condominio WTC Torre Pacífico
Guadalajara, Jalisco C.P. 44530

GAP:  GAP bills each of our airport operating subsidiaries for expenses incurred as a result of being a publicly traded holding company (NYSE and Mexican Stock Exchange).

The following table sets forth the amounts invoiced to the airport operating subsidiaries in 2008 that are included in “Airports Results of Operation”:

“Other airports” includes Morelia, La Paz, Aguascalientes, Mexicali, Los Mochis and Manzanillo.

Additional Intercompany Transactions:

In addition to the intercompany transactions described above between GAP’s subsidiaries, Clause 10.3 of each of the concession agreements between GAP’s airport operating subsidiaries and the Mexican Ministry of Communication and Transportation (the “Joint and Several Responsibility Clause”) provides that each of GAP’s airport operating subsidiaries is jointly and severally responsible for the failure of any one airport operating subsidiary to meet its obligations under its concession agreement.  In fact, a failure by one airport operating subsidiary to meet its obligations could result in the revocation of all of GAP’s concessions.  As a result of the Joint and Several Responsibility Clause, GAP’s most profitable airport operating subsidiaries provide lines of credit to unprofitable airport operating subsidiaries to allow them to meet their obligations.  Airport operating subsidiaries receiving lines of credit are contractually required to make periodic payments of interest and principal on the lines of credit.  As is the case with respect to all of our other intercompany transactions, these lines of credit are periodically evaluated and audited for transfer pricing purposes.

Besides the intercompany transactions made between subsidiaries in exchange for administrative and personnel services and the payments related to the credit lines, there are no other intercompany transactions or agreements requiring GAP and its subsidiaries to make payments among themselves that affect the income from operations of each subsidiary.

Av. Mariano Otero No. 1249 ala B piso 6
Condominio WTC Torre Pacífico
Guadalajara, Jalisco C.P. 44530

Transfer pricing:

All expenses invoiced to the airport operating subsidiaries, as described above, are evaluated and audited every year for transfer pricing purposes.  These evaluations and audits have not resulted in any adjustments to the intercompany payments.

Income from Operations:

In response to an inquiry by the Staff regarding the difference in “Income from operations” between the amount shown under the 20-F’s “Airports Results of Operation” (page 87) and “Information by industry segment” (page F-29), the difference of Ps. 12.7 million is attributable to the operations of SIAP, CORSA and PCP, excluding intercompany transactions. The difference is due to the fact that “Airports Results of Operation” only includes the results from airport operating subsidiaries, while “Information by industry segment” includes the results from all subsidiaries.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel Jorge Juantorena at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2758.

[signature page follows]

Av. Mariano Otero No. 1249 ala B piso 6
Condominio WTC Torre Pacífico
Guadalajara, Jalisco C.P. 44530

Sincerely,

/s/ Rodrigo Guzmán Perera
Rodrigo Guzmán Perera
Chief Financial Officer

cc:	Aamira Chaudry
Securities and Exchange Commission

Jorge U. Juantorena
Cleary Gottlieb Steen & Hamilton LLP

Ramón Alvarez Cisneros
Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member of Deloitte Touche Tohmatsu

Av. Mariano Otero No. 1249 ala B piso 6
Condominio WTC Torre Pacífico
Guadalajara, Jalisco C.P. 44530